Exhibit 99.1

Ardmore Shipping Corporation Announces Financial Results For The Three and Nine Months Ended September 30, 2024

HAMILTON, Bermuda, November 6, 2024 - Ardmore Shipping Corporation (NYSE: ASC) (“Ardmore”, the “Company” or “we”) today announced results for the three and nine months ended September 30, 2024.

Highlights and Recent Activity

●	Reported net income and Adjusted earnings of $23.3 million for the three months ended September 30, 2024, or $0.55 earnings and Adjusted earnings per basic share and diluted share, compared to net income attributable to common stockholders and Adjusted earnings of $20.3 million, or $0.49 earnings and Adjusted earnings per basic share and diluted share for the three months ended September 30, 2023. (See reconciliation of net income to Adjusted earnings in the Non-GAAP Measures section.)
●	Reported net income of $123.5 million for the nine months ended September 30, 2024, or $2.96 earnings per basic share and $2.93 earnings per diluted share, compared to net income attributable to common stockholders of $87.3 million, or $2.12 earnings per basic share and $2.09 earnings per diluted share, for the nine months ended September 30, 2023. We reported Adjusted earnings of $109.3 million for the nine months ended September 30, 2024, or $2.62 Adjusted earnings per basic share and $2.60 Adjusted earnings per diluted share, compared to Adjusted earnings of $87.3 million for the nine months ended September 30, 2023, or $2.12 Adjusted earnings per basic share and $2.09 Adjusted earnings per diluted share. (See reconciliation of net income to Adjusted earnings in the Non-GAAP Measures section with the main driver of the variance being the gain on the sale of the Ardmore Seafarer of $12.3 million.)
●	Consistent with the Company’s variable dividend policy of paying out dividends on its shares of common stock equal to one-third of Adjusted earnings, the Board of Directors declared a cash dividend on November 6, 2024, of $0.18 per common share for the quarter ended September 30, 2024. The dividend will be paid on December 13, 2024, to all shareholders of record on November 29, 2024.
●	MR Eco-Design tankers earned an average spot TCE rate of $28,481 per day for the three months ended September 30, 2024. Chemical tankers earned an average TCE rate of $21,604 per day for the three months ended September 30, 2024. Based on approximately 50% of total revenue days currently fixed for the fourth quarter of 2024, the average spot TCE rate is approximately $25,000 per day for MR Eco-Design tankers; based on approximately 55% of revenue days fixed for the fourth quarter of 2024, the average TCE rate for chemical tankers is approximately $25,150 per day.

Gernot Ruppelt, the Company’s Chief Executive Officer, commented:

“Strong fundamentals combined with geopolitical factors have continued to raise product and chemical tanker charter rates, up on a year-over-year basis, against the backdrop of typical third quarter seasonality. Ardmore is well-positioned to capture further market upside as conditions are beginning to accelerate in the early stages of the winter season.

Our focus remains consistent: maximizing our TCE performance, tightly managing our costs, and lowering our breakeven level. Our strong performance has enabled us to sustain our momentum in pursuing all our capital allocation priorities, and in turn, strengthen our earnings capacity for a wide range of market conditions. We continue returning capital to our shareholders through a consistent quarterly dividend, investing in our existing fleet to enhance performance and reduce emissions, while reducing debt to lower our breakeven.

We believe that Ardmore’s commitment to these priorities positions us strongly to continue building value for our shareholders through operational and financial efficiency across market cycles.”

Summary of Recent and Third Quarter 2024 Events

Fleet

Fleet Operations and Employment

As of September 30, 2024, the Company had 26 vessels in operation (including four chartered-in vessels), consisting of 20 MR tankers ranging from 45,000 deadweight tonnes (“dwt”) to 49,999 dwt (16 Eco-Design and four Eco-Mod) and six Eco-Design IMO 2 product/chemical tankers ranging from 25,000 dwt to 37,800 dwt.

MR Tankers (45,000 dwt – 49,999 dwt)

At the end of the third quarter of 2024, the Company had 20 MR tankers in operation, all of which were trading in either the spot market or on time charters. The MR tankers earned an average TCE rate of $28,032 per day in the third quarter of 2024. In the third quarter of 2024, the Company’s 16 MR Eco-Design tankers earned an average TCE rate of $28,481 and the Company’s four MR Eco-Mod tankers earned an average TCE rate of $25,726 per day.

In the fourth quarter of 2024, the Company expects to have 95% of its revenue days for its MR tankers employed in the spot market with the remaining 5% of revenue days subject to time charters. As of November 6, 2024, the Company had fixed approximately 50% of its total spot MR revenue days for the fourth quarter of 2024 at an average spot TCE rate of approximately $23,100 per day, which includes MR Eco-Design tankers at an average of approximately $25,000 per day and MR Eco-Mod tankers at an average of approximately $11,950 per day.

Product / Chemical Tankers (IMO 2: 25,000 dwt – 37,800 dwt)

At the end of the third quarter of 2024, the Company had six Eco-Design IMO 2 product / chemical tankers in operation, all of which were trading in the spot market. During the third quarter of 2024, the Company’s six Eco-Design product / chemical vessels earned an average TCE rate of $21,604 per day.

In the fourth quarter of 2024, the Company expects to have all revenue days for its Eco-Design IMO 2 product / chemical tankers employed in the spot market. As of November 6, 2024, the Company had fixed approximately 55% of its Eco-Design IMO 2 product / chemical tankers revenue days for the fourth quarter of 2024 at an average TCE rate of approximately $25,150 per day.

Drydocking

The Company had no drydocking days in the third quarter of 2024. The Company does not currently have any drydocking days scheduled in the fourth quarter of 2024.

Dividend on Common Shares

Consistent with the Company’s variable dividend policy of paying out dividends on its shares of common stock equal to one-third of Adjusted earnings, as calculated for dividends (see Adjusted earnings (for purposes of dividend calculations) in the Non-GAAP Measures section), the Board of Directors declared a cash dividend on November 6, 2024 of $0.18 per common share for the quarter ended September 30, 2024. The dividend will be paid on December 13, 2024, to all shareholders of record on November 29, 2024.

Preferred Stock Redemption

On November 4, 2024, the Company delivered a notice of redemption with respect to 10,000 shares of its Series A Preferred Stock at a redemption value of $10.3 million, which equates to 103% of the liquidation preference per share, plus any accumulated and unpaid dividends.  The redemption is expected to occur in December 2024.

Leadership Transition

As previously announced on July 8, 2024, Ardmore Founder and CEO Anthony Gurnee retired from his executive and board positions effective September 16, 2024. The Board of Directors appointed current executive and Chief Commercial Officer Gernot Ruppelt as the Company's new CEO, and expanded current CFO Bart Kelleher's position to take on the additional role of President.  The leadership transition took effect at the Company's quarterly Board meeting on September 16, 2024.

Geopolitical Conflicts

The ongoing Russia-Ukraine war has disrupted energy supply chains, caused instability and significant volatility in the global economy and resulted in economic sanctions by several nations. The ongoing conflict has contributed significantly to related increases in spot tanker rates.

Geopolitical tensions have increased since commencement of the Israel-Hamas war in October 2023. Since mid-December 2023, Houthi rebels in Yemen have carried out numerous attacks on vessels in the Red Sea area. As a result of these attacks, many shipping companies have routed their vessels away from the Red Sea, which has affected trading patterns, rates and expenses. Further escalation or expansion of hostilities in the Middle East or elsewhere could continue to affect the price of crude oil and the oil industry, the tanker industry and demand for the Company’s services.

Results for the Three Months Ended September 30, 2024 and 2023

The Company reported net income of $23.3 million for the three months ended September 30, 2024, or $0.55 earnings per basic share and diluted share, as compared to net income attributable to common stockholders of $20.3 million, or $0.49 earnings per basic share and diluted share for the three months ended September 30, 2023.

Results for the Nine Months Ended September 30, 2024 and 2023

The Company reported net income of $123.5 million for the nine months ended September 30, 2024, or $2.96 earnings per basic share and $2.93 earnings per diluted share, as compared to net income attributable to common stockholders of $87.3 million, or $2.12 earnings per basic share and $2.09 earnings per diluted share for the nine months ended September 30, 2023.

Management’s Discussion and Analysis of Financial Results for the Three Months Ended September 30, 2024 and 2023

Revenue. Revenue for the three months ended September 30, 2024 was $96.1 million, an increase of $9.2 million from $86.9 million for the three months ended September 30, 2023.

The Company’s average number of operating vessels was 26.0 for the three months ended September 30, 2024, consistent with 26.0 for the three months ended September 30, 2023.

The Company had 2,279 spot revenue days for the three months ended September 30, 2024, as compared to 2,185 for the three months ended September 30, 2023. The Company had 25 vessels employed directly in the spot market as of September 30, 2024 compared with 26 vessels as of September 30, 2023. Increases in spot rates during the three months ended September 30, 2024 resulted in an increase in revenue of $2.7 million, while the increase in spot revenue days resulted in an increase in revenue of $3.7 million for the three months ended September 30, 2024, as compared to the three months ended September 30, 2023.

The Company had one product tanker employed under time charters as of September 30, 2024 as compared to none as of September 30, 2023. There were 92 revenue days derived from time charters for the three months ended September 30, 2024, as compared to none for the three months ended September 30, 2023. The increase in revenue days for time-chartered vessels resulted in an increase in revenue of $2.8 million for the three months ended September 30, 2024.

Voyage Expenses. Voyage expenses were $34.6 million for the three months ended September 30, 2024, an increase of $4.0 million from $30.6 million for the three months ended September 30, 2023. The net increase is primarily due to a $2.3 million increase in port, agency and broker commission costs, and a $1.7 million increase from higher bunker consumption.

TCE Rate. The average TCE rate for the Company’s fleet was $26,628 per day for the three months ended September 30, 2024, an increase of $281 per day from $26,347 per day for the three months ended September 30, 2023. TCE rates represent net revenues (a non-GAAP measure representing revenue less voyage expenses) divided by revenue days. Net revenue utilized to calculate TCE is determined on a discharge-to-discharge basis, which is different from how the Company records revenue under U.S. GAAP.

Vessel Operating Expenses. Vessel operating expenses were $14.0 million for the three months ended September 30, 2024, a decrease of $0.4 million from $14.4 million for the three months ended September 30, 2023. The decrease reflects the timing of vessel operating expenses between quarters. Vessel operating expenses, by their nature, are prone to fluctuations between periods.

Charter Hire Costs. Total charter hire expense was $5.9 million for the three months ended September 30, 2024, an increase of $1.8 million from $4.1 million for the three months ended September 30, 2023.  This increase is as a result of higher charter hire rates during the three months ended September 30, 2024 compared to the three months ended September 30, 2023. Total charter hire expense for the three months ended September 30, 2024 was comprised of an operating expense component of $3.1 million and a vessel lease expense component of $2.8 million.

Depreciation. Depreciation expense for the three months ended September 30, 2024 was $7.8 million, an increase of $0.9 million from $6.9 million for the three months ended September 30, 2023. This increase is primarily attributable to the purchase of the Ardmore Gibraltar in April 2024 and the installation of ballast water treatment systems and scrubber systems on several vessels during their most recent drydock cycle.

Amortization of Deferred Drydock Expenditures. Amortization of deferred drydock expenditures for the three months ended September 30, 2024 was $1.0 million, an increase of $0.3 million from $0.7 million for the three months ended September 30, 2023. Deferred drydocking costs for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the three months ended September 30, 2024 were $6.3 million, an increase of $1.2 million from $5.1 million for the three months ended September 30, 2023. This increase is primarily due to one-time expenses associated with the leadership transition during the three months ended September 30, 2024 compared to the three months ended September 30, 2023.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to Ardmore’s chartering and commercial operations departments in connection with its spot trading activities. Commercial and chartering expenses for the three months ended September 30, 2024 were $1.2 million, generally consistent with $1.1 million for the three months ended September 30, 2023.

Unrealized losses on Derivatives. The Company had an insignificant amount of unrealized losses on derivatives for the three months ended September 30, 2024, as compared to no unrealized gains or losses for the three months ended September 30, 2023.

Interest Expense and Finance Costs. Interest expense and finance costs for the three months ended September 30, 2024 were $1.1 million, a decrease of $1.9 million from $3.0 million for the three months ended September 30, 2023. The decrease in costs was due to the reduction of the average outstanding balance due to the conversion of the Company’s term loan into a fully revolving facility with 50% of the term loan being converted to a revolving facility during the three months ended June 30, 2023 and the remaining 50% being converted during the three months ended March 31, 2024.  The current flexibility of the Company’s revolving facilities, with only $22.5 million drawn down as of September 30, 2024, has minimized the impact on the Company of the elevated interest rate environment. Amortization of deferred finance fees for the three months ended September 30, 2024 was $0.3 million, consistent with $0.3 million for the three months ended September 30, 2023.

Liquidity

As of September 30, 2024, the Company had $268.5 million in liquidity available, with cash and cash equivalents of $47.6 million (December 31, 2023: $46.8 million) and amounts available and undrawn under its revolving credit facilities of $220.9 million (December 31, 2023: $221.2 million).

Conference Call

The Company plans to host a conference call on November 6, 2024, at 10:00 a.m. Eastern Time to discuss its financial results for the quarter ended September 30, 2024. All interested parties are invited to listen to the live conference call and review the related slide presentation by choosing from the following options:

1.	By dialing 800-836-8184 (U.S.) or 646-357-8785 (International) and referencing “Ardmore Shipping.”
2.	By accessing the live webcast at Ardmore’s website at www.ardmoreshipping.com.

Participants should dial into the call 10 minutes before the scheduled time.

If you are unable to participate at this time, an audio replay of the call will be available through November 13, 2024 at 888-660-6345 or 646-517-4150. Enter the passcode 17491 to access the audio replay. A recording of the webcast, with associated slides, will also be available on the Company’s website. The information provided on the teleconference is only accurate at the time of the conference call, and the Company takes no responsibility for providing updated information.

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides, through its modern, fuel-efficient fleet of mid-size tankers, seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies.

Ardmore’s core strategy is to continue to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships and maintain its cost advantage in assets, operations and overhead, while creating synergies and economies of scale as the company grows. Ardmore provides its services to customers through voyage charters and time charters, and enjoys close working relationships with key commercial and technical management partners.

Ardmore’s Energy Transition Plan (“ETP”) focusses on three key areas: transition technologies, transition projects, and sustainable (non-fossil fuel) cargos. The ETP is an extension of Ardmore’s strategy, building on its core strengths of tanker chartering, shipping operations, technical and operational fuel efficiency improvements, technical management, construction supervision, project management, investment analysis, and ship finance.

Ardmore Shipping Corporation

Unaudited Condensed Consolidated Balance Sheets

	As of
In thousands of U.S. Dollars, except as indicated	September 30, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	47,574	46,805
Receivables, net of allowance for bad debts of $2.2 million (2023: $1.6 million)	65,079	56,234
Prepaid expenses and other assets	3,901	4,348
Advances and deposits	4,635	6,833
Inventories	11,574	12,558
Total current assets	132,763	126,778

Non-current assets
Investments and other assets, net	9,690	11,186
Vessels and vessel equipment, net	550,416	524,044
Deferred drydock expenditures, net	14,512	12,022
Advances for ballast water treatment and scrubber systems	4,840	9,587
Deferred finance fees, net	3,003	2,835
Operating lease, right-of-use asset	7,589	4,499
Total non-current assets	590,050	564,173

TOTAL ASSETS	722,813	690,951

LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY
Current liabilities
Accounts payable	7,251	2,016
Accrued expenses and other liabilities	17,763	18,265
Deferred revenue	2,792	347
Accrued interest on debt and finance leases	—	939
Current portion of long-term debt	2,517	6,436
Current portion of finance lease obligations	—	2,029
Current portion of operating lease obligations	6,860	3,807
Total current liabilities	37,183	33,839

Non-current liabilities
Non-current portion of long-term debt	20,000	39,590
Non-current portion of finance lease obligations	—	41,614
Non-current portion of operating lease obligations	635	510
Other non-current liabilities	954	954
Total non-current liabilities	21,589	82,668

TOTAL LIABILITIES	58,772	116,507

Redeemable Preferred Stock
Cumulative Series A 8.5% redeemable preferred stock	37,043	37,043
Total redeemable preferred stock	37,043	37,043

Stockholders’ equity
Common stock	440	433
Additional paid in capital	474,805	471,216
Treasury stock	(15,636)	(15,636)
Retained earnings	167,389	81,388
Total stockholders’ equity	626,998	537,401

Total redeemable preferred stock and stockholders’ equity	664,041	574,444

TOTAL LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY	722,813	690,951

Ardmore Shipping Corporation

Unaudited Condensed Consolidated Statements of Operations

	Three Months Ended		Nine Months Ended
In thousands of U.S. Dollars except per share and share data	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Revenue, net	96,118	86,940	323,745	297,099

Voyage expenses	(34,574)	(30,640)	(99,842)	(98,735)
Vessel operating expenses	(13,970)	(14,427)	(45,114)	(44,622)
Time charter-in
Operating expense component	(3,082)	(2,115)	(8,812)	(7,229)
Vessel lease expense component	(2,835)	(1,946)	(8,109)	(6,652)
Depreciation	(7,833)	(6,928)	(22,414)	(20,683)
Amortization of deferred drydock expenditures	(997)	(733)	(2,692)	(2,635)
General and administrative expenses
Corporate	(6,274)	(5,081)	(16,648)	(14,902)
Commercial and chartering	(1,212)	(1,087)	(3,296)	(3,310)
Unrealized losses on derivatives	(26)	—	(26)	(31)
Interest expense and finance costs	(1,103)	(2,998)	(5,673)	(8,687)
Gain on extinguishment	—	—	1,432	—
Interest income	226	418	1,382	1,263
Gain on vessel sold	—	—	12,322	—

Income before taxes	24,438	21,403	126,255	90,876

Income tax	(74)	(50)	(203)	(347)
(Loss) / gain from equity method investments	(220)	(150)	19	(730)

Net Income	24,144	21,203	126,071	89,799

Preferred dividends	(857)	(857)	(2,552)	(2,543)

Net Income attributable to common stockholders	23,287	20,346	123,519	87,256

Earnings per share, basic	0.55	0.49	2.96	2.12
Earnings per share, diluted	0.55	0.49	2.93	2.09

Adjusted earnings (1)	23,287	20,346	109,264	87,256
Adjusted earnings per share, basic	0.55	0.49	2.62	2.12
Adjusted earnings per share, diluted	0.55	0.49	2.60	2.09

Weighted average number of shares outstanding, basic	42,135,165	41,296,128	41,663,882	41,072,686
Weighted average number of shares outstanding, diluted	42,362,193	41,754,259	42,096,610	41,742,364

(1)	Adjusted earnings is a non-GAAP measure and is defined and reconciled under the “Non-GAAP Measures” section.

Ardmore Shipping Corporation

Unaudited Condensed Consolidated Statements of Cash Flows

	Nine Months Ended
In thousands of U.S. Dollars	September 30, 2024	September 30, 2023
CASH FLOWS FROM OPERATING ACTIVITIES

Net income	126,071	89,799
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	22,414	20,683
Amortization of deferred drydock expenditures	2,692	2,635
Share-based compensation	3,596	2,401
Gain on vessel sold	(12,322)	—
Amortization of deferred finance fees	862	913
Gain on extinguishment	(1,432)	—
Unrealized losses on derivatives	26	31
Operating lease ROU - lease liability, net	88	12
(Profit) / loss from equity method investments	(19)	730
Deferred drydock payments	(5,796)	(5,654)
Changes in operating assets and liabilities:
Receivables	(8,846)	29,052
Prepaid expenses and other assets	446	(541)
Advances and deposits	2,273	357
Inventories	983	823
Accounts payable	5,234	(153)
Accrued expenses and other liabilities	(308)	(313)
Deferred revenue	2,445	391
Accrued interest	(939)	(300)
Net cash provided by operating activities	137,468	140,866

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of vessels	26,829	—
Payments for acquisition of vessels and vessel equipment, including deposits	(58,056)	(12,079)
Advances for ballast water treatment and scrubber systems	—	(5,353)
Payments for other non-current assets	(304)	(69)
Proceeds / payments for equity investments	1,650	(1,142)
Net cash (used in) investing activities	(29,881)	(18,643)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from revolving facilities	68,585	—
Repayments of long term debt	(1,678)	(77,480)
Repayments on revolving facilities	(91,194)	—
Repayments of finance leases	(42,262)	(1,463)
Payments for deferred finance fees	(200)	—
Payment of common share dividends	(37,517)	(40,546)
Payment of preferred share dividends	(2,552)	(2,543)
Net cash (used in) financing activities	(106,818)	(122,032)

Net increase in cash and cash equivalents	769	191

Cash and cash equivalents at the beginning of the year	46,805	50,569

Cash and cash equivalents at the end of the period	47,574	50,760

Ardmore Shipping Corporation

Unaudited Other Operating Data

	Three Months Ended		Nine Months Ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
In thousands of U.S. Dollars except Fleet Data
Adjusted EBITDA (1)	34,171	31,644	141,924	121,649
Adjusted EBITDAR (1)	37,006	33,590	150,033	128,301

AVERAGE DAILY DATA

MR Eco-Design Tankers Spot TCE per day (2)	28,481	25,932	35,623	30,503

Fleet TCE per day (2)	26,628	26,347	32,821	29,114

Fleet operating expenses per day (3)	6,425	6,439	6,785	6,609
Technical management fees per day (4)	435	445	472	480
	6,860	6,884	7,257	7,089

MR Eco-Design Tankers
TCE per day (2)	28,481	25,932	35,623	30,503
Vessel operating expenses per day (5)	6,816	6,904	7,214	7,187

MR Eco-Mod Tankers
TCE per day (2)	25,726	36,362	34,140	31,144
Vessel operating expenses per day (5)(6)	—	6,936	6,085	6,943

Prod/Chem Eco-Design Tankers (25k - 38k dwt)
TCE per day (2)	21,604	20,023	25,604	24,198
Vessel operating expenses per day (5)	7,029	6,827	7,440	6,870

FLEET
Average number of operating vessels	26.0	26.0	26.0	26.2

(1)	Adjusted EBITDA and Adjusted EBITDAR are non-GAAP measures and are defined and reconciled to the most directly comparable U.S. GAAP measure under the section of this release entitled “Non-GAAP Measures.”
(2)	Time Charter Equivalent (“TCE”) rate, a non-GAAP measure, represents net revenues (a non-GAAP measure representing revenues less voyage expenses) divided by revenue days. Revenue days are the total number of calendar days the vessels are in the Company’s possession less off-hire days generally associated with drydocking or repairs and idle days associated with repositioning of vessels held for sale. Net revenue utilized to calculate the TCE rate is determined on a discharge to discharge basis, which is different from how the Company records revenue under U.S. GAAP. Under discharge to discharge, revenues are recognized beginning from the discharge of cargo from the prior voyage to the anticipated discharge of cargo in the current voyage, and voyage expenses are recognized as incurred.
(3)	Fleet operating expenses per day are routine operating expenses and comprise crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. These amounts do not include expenditures related to vessel upgrades and enhancements or other non-routine expenditures which were expensed during the period.
(4)	Technical management fees are fees paid to third-party technical managers.
(5)	Vessel operating expenses per day include technical management fees.
(6)	As a result of selling the Ardmore Seafarer, we no longer own MR Eco-Mod Tankers and hence we have $0 vessel operating expenses per day for the third quarter of 2024 with respect to MR Eco-Mod Tankers. The MR Eco-Mod TCE per day for the third quarter of 2024 is derived from the vessels we have chartered-in.

CO2 Emissions Reporting(1)

In April 2018, the International Maritime Organization’s (“IMO”) Marine Environment Protection Committee (“MEPC”) adopted an initial strategy for the reduction of greenhouse gas (“GHG”) emissions from ships, setting out a vision to reduce GHG emissions from international shipping and phase them out as soon as possible. Ardmore is committed to transparency and contributing to the reduction of CO2 emissions in the Company’s industry. Ardmore’s reporting methodology is in line with the framework set out within the IMO’s Data Collection System (“DCS”) initiated in 2019.

On January 1, 2023, the BIMCO CII Operations Clause for Time Charter Parties came into force. This clause outlines that the charterer should take responsibility for a ship’s emissions. On this basis, Ardmore’s GHG emissions analysis has been updated to exclude the impact of ships time-chartered out and to include the impact of ships time-chartered in. Previously all vessels were included in Ardmore’s analysis from the fleet except for vessels commercially managed by Ardmore.

	Three Months Ended		Twelve months ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023

Number of Vessels in Operation (at period end)(2)	26	26	26	26
Fleet Average Age	10.9	10.2	10.9	10.2

CO2 Emissions Generated in Metric Tonnes	103,847	106,724	421,812	420,298
Distance Travelled (Nautical Miles)	371,867	411,092	1,520,781	1,538,072
Fuel Consumed in Metric Tonnes	33,091	33,780	134,168	133,010

Cargo Heating and Tank Cleaning Emissions
Fuel Consumed in Metric Tonnes	562	255	3,457	1,771
% of Total Fuel Consumed	1.70%	0.75%	2.58%	1.33%

Annual Efficiency Ratio (AER) for the period(3)
Fleet	6.21g / tm	5.80g / tm	6.19g / tm	6.10g / tm
MR Eco-Design	5.80g / tm	5.54g / tm	5.86g / tm	5.69g / tm
MR Eco-Mod	6.22g / tm	5.80g / tm	5.74g / tm	6.22g / tm
Chemical	8.48g / tm	7.16g / tm	8.49g / tm	7.76g / tm
Chemical (Less Cargo Heating & Tank Cleaning)(4)	8.39g / tm	7.00g / tm	7.83g / tm	7.32g / tm

Energy Efficiency Operational Indicator (EEOI) for the period(5)
Fleet	12.38g / ctm	12.21g / ctm	12.44g / ctm	13.37g / ctm
MR Eco-Design	11.51g / ctm	12.44g / ctm	11.70g / ctm	13.27g / ctm
MR Eco-Mod	14.34g / ctm	10.96g / ctm	13.39g / ctm	13.04g / ctm
Chemical	14.78g / ctm	12.86g / ctm	14.39g / ctm	14.12g / ctm
Chemical (Less Cargo Heating & Tank Cleaning)(4)	14.62g / ctm	12.58g / ctm	13.27g / ctm	13.33g / ctm

Wind Strength (% greater than 4 on BF)	46.34%	47.89%	46.69%	49.09%
% Idle Time(6)	3.46%	3.79%	2.70%	3.96%

tm = tonne-mile
ctm = cargo tonne-mile

Ardmore Performance

It should be noted that results vary quarter to quarter depending on ship activity, ballast / laden ratio, cargo carried, weather, waiting time, time in port, and vessel speed. However, analysis is also presented on a trailing 12-month basis to provide a more accurate assessment of Ardmore's progress over a longer period and to mitigate seasonality. From a weather perspective rougher weather (based on Beaufort Scale wind force rating being greater than 4 BF) will generally have a mitigating impact on the ability to optimize fuel consumption, while idle time will impact ships metrics as they will still require power to run but will not be moving. Overall Ardmore Shipping’s carbon emissions for the trailing 12-month period have increased by 0.4% from 420,298 metric tonnes to 421,812 metric tonnes of CO2, as a result of higher voyage speed. Fleet EEOI for the period decreased from 13.37 g / ctm to 12.44 g / ctm, primarily due to a reduction in ballasting, while AER increased from 6.10 g / tm to 6.19 g / tm due to higher voyage speed. Ardmore seeks to achieve continued

improvements through a combination of technological advancements and operational optimization.

1 Ardmore's emissions data is based on the reporting tools and information reasonably available to Ardmore and its applicable third-party technical managers for Ardmore’s owned fleet. Management assesses such data and may adjust and restate the data to reflect latest information. It is expected that the shipping industry will continue to refine the performance measures for emissions and efficiency over time. AER and EEOI metrics are impacted by external factors such as charter speed, vessel orders and weather, in conjunction with overall market factors such as cargo load sizes and fleet utilization rate. As such, variance in performance can be found in the reported emissions between two periods for the same vessel and between vessels of a similar size and type. Furthermore, other companies may report slight variations (e.g. some shipping companies report CO2 in tonnes per kilometer as opposed to CO2 in tonnes per nautical mile) and consequently it is not always practical to directly compare emissions from different companies. The figures reported above represent Ardmore’s initial findings; the Company is committed to improving the methodology and transparency of its emissions reporting in line with industry best practices. Accordingly, the above results may vary as the methodology and performance measures set out by the industry evolve.

2 Includes time-chartered out and time-chartered in vessels.

3 Annual Efﬁciency Ratio (“AER”) is a measure of carbon efficiency using the parameters of fuel consumption, distance travelled, and design deadweight tonnage (“DWT”). AER is reported in unit grams of CO2 per ton-mile (gCO2/dwt-nm). It is calculated by dividing (i) mass of fuel consumed by type converted to metric tonnes of CO2 by (ii) DWT multiplied by distance travelled in nautical miles. A lower AER reflects better carbon efficiency.

4 The AER and EEOI figures are presented including the impact of cargo heating and tank cleaning operations unless stated.

5 Energy Efficiency Operational Indicator (“EEOI”) is a tool for measuring CO2 gas emissions in a given time period per unit of transport work performed. It is calculated by dividing (i) mass of fuel consumed by type converted to metric tonnes of CO2 by (ii) cargo carried in tonnes multiplied by laden voyage distance in nautical miles. This calculation is performed as per IMO MEPC.1/Circ684. A lower EEOI reflects lower CO2 gas emissions in a given time period per unit of transport work performed.

6 Idle time is the amount of time a vessel is waiting in port or awaiting the laycan or waiting in port/at sea unfixed.

Non-GAAP Measures

EBITDA + vessel lease expense component (i.e., EBITDAR) and Adjusted EBITDAR

EBITDAR is defined as EBITDA (i.e., earnings before interest, unrealized gains/(losses) on interest rate derivatives, taxes, depreciation and amortization) plus the vessel lease expense component of total charter hire expense for chartered-in vessels. Adjusted EBITDAR is defined as EBITDAR before certain items that Ardmore believes are not representative of its operating performance, including gain or loss on sale of vessels.

For the three months ended September 30, 2024, we recognized total charter hire expense of $5.9 million in respect of time charter-in vessels under operating leases. The total expense includes (i) $2.8 million in respect of the right to use the leased assets (i.e., vessel lease expense component), and (ii) $3.1 million in respect of the costs of operating the vessels (i.e. operating expense component). Under U.S. GAAP, the expense related to the right to use the leased assets (i.e. capital component) is treated as an operating item on our consolidated statement of operations, and is not added back in our calculation of EBITDA.  The treatment of operating lease expenses differs under U.S. GAAP as compared to international financial reporting standards (“IFRS”). Under IFRS, the expense of an operating lease is presented in depreciation and interest expense.

Many companies in our industry report under IFRS; we therefore use EBITDAR and Adjusted EBITDAR as tools to compare our valuation with the valuation of these other companies in our industry. We do not use EBITDAR and Adjusted EBITDAR as measures of performance or liquidity.  We present below reconciliations of net income / (loss) attributable to common stockholders to EBITDAR (which includes an adjustment for vessel lease operating expenses) and Adjusted EBITDAR.

EBITDAR and Adjusted EBITDAR, as presented, may not be directly comparable to similarly titled measures presented by other companies. In addition, EBITDAR and Adjusted EBITDAR should not be viewed as measures of overall performance since they exclude vessel rent, which is a normal, recurring cash operating expense related to our in-chartering of vessels that is necessary to operate our business. Accordingly, you are cautioned not to place undue reliance on this information.

EBITDA, Adjusted EBITDA, Adjusted earnings and Adjusted earnings (for purposes of dividend calculations)

EBITDA, Adjusted EBITDA and Adjusted earnings are not measures prepared in accordance with U.S. GAAP and are defined and reconciled below. EBITDA is defined as earnings before interest, unrealized gains/(losses) on interest rate derivatives, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before certain items that Ardmore believes are not representative of its operating performance, including gain or loss on sale of vessels, gain on extinguishment and profit/(loss) on equity method investments. Adjusted earnings excludes certain items from net income attributable to common stockholders, including gain or loss on sale of vessels and write-off of deferred finance fees (i.e., loss on extinguishment) because they are considered to not be representative of the Company’s operating performance.

EBITDA, Adjusted EBITDA and Adjusted earnings are presented in this press release as the Company believes that they provide investors with a means of evaluating and understanding how Ardmore’s management evaluates operating performance. EBITDA and Adjusted EBITDA increase the comparability of the Company’s fundamental performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest expense, taxes, depreciation or amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Company believes that including EBITDA, Adjusted EBITDA and Adjusted earnings as financial and operating measures assists investors in making investment decisions regarding the Company and its common stock.

For purposes solely of the quarterly common dividend calculation, Adjusted earnings represents the Company’s Adjusted earnings for the quarter ended September 30, 2024, but excluding the impact of unrealized gains / (losses) and certain non-recurring items.

These non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to, financial measures prepared in accordance with U.S. GAAP. In addition, these non-GAAP measures may not have a standardized meaning and therefore may not be comparable to similar measures presented by other companies.

Reconciliation of net income to EBITDA, Adjusted EBITDA and Adjusted EBITDAR

	Three Months Ended		Nine Months Ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
In thousands of U.S. Dollars
Net income	24,144	21,203	126,071	89,799
Interest income	(226)	(418)	(1,382)	(1,263)
Interest expense and finance costs	1,103	2,998	5,673	8,687
Income tax	74	50	203	347
Unrealized losses on derivatives	26	—	26	31
Depreciation	7,833	6,928	22,414	20,683
Amortization of deferred drydock expenditures	997	733	2,692	2,635
EBITDA	33,951	31,494	155,697	120,919
Gain on vessel sold	—	—	(12,322)	—
Gain on extinguishment	—	—	(1,432)	—
Gain on sale of e1 Marine LLC	—	—	(501)	—
Loss from equity method investments	220	150	482	730
ADJUSTED EBITDA	34,171	31,644	141,924	121,649
Plus: Vessel lease expense component	2,835	1,946	8,109	6,652
ADJUSTED EBITDAR	37,006	33,590	150,033	128,301

Reconciliation of net income attributable to common stockholders to Adjusted earnings

	Three Months Ended		Nine Months Ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
In thousands of U.S. Dollars except per share data
Net income attributable to common stockholders	23,287	20,346	123,519	87,256
Gain on vessel sold	—	—	(12,322)	—
Gain on extinguishment	—	—	(1,432)	—
Gain on sale of e1 Marine LLC	—	—	(501)	—
Adjusted earnings	23,287	20,346	109,264	87,256

Adjusted earnings per share, basic	0.55	0.49	2.62	2.12
Adjusted earnings per share, diluted	0.55	0.49	2.60	2.09

Weighted average number of shares outstanding, basic	42,135,165	41,296,128	41,663,882	41,072,686
Weighted average number of shares outstanding, diluted	42,362,193	41,754,259	42,096,610	41,742,364

Adjusted earnings for purposes of dividend calculation

			Three Months Ended
			September 30, 2024
In thousands of U.S. Dollars except per share data
Adjusted earnings			23,287
Unrealized losses			26
Adjusted earnings for purposes of dividend calculation			23,313

Dividend to be paid			7,771

Dividend Per Share (DPS)	0.18

Number of shares outstanding as of November 6, 2024	42,011,443

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, expectations, projections, strategies, beliefs about future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “should”, “may”, “will”, “expect” and similar expressions are among those that identify forward-looking statements.

Forward-looking statements in this press release include, among others, statements regarding: future operating or financial results, including future earnings and financial position; global and regional economic conditions and trends; shipping market trends and market fundamentals, including tanker demand and supply and future spot and charter rates; the Company’s continued investment in its existing fleet, fleet expansion and vessel and business acquisitions; seasonality; the Company’s business strategies, initiatives and sustainability agenda, and related future outcomes; the Company’s leadership transition; the potential effect of geopolitical conflicts, including the Russia-Ukraine war, the Israel-Hamas war and attacks against merchant vessels in the Red Sea area on the shipping industry and the Company; expected employment of the Company’s vessels and expected drydocking days; trends in the Company’s performance as measured by energy efficiency and emission-reduction metrics; the impact of energy transition on the Company and the markets in which the Company operates; expected continuation of refinement by the Company of performance measures for emissions and efficiency; and the timing and payment of quarterly dividends by the Company. The forward-looking statements in this press release are based upon various assumptions, including, among others, the Company’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company cautions readers of this release not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the strength of world economies and currencies; general market conditions, including fluctuations in spot and charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs; changes in the projections of spot and time charter or pool trading of the Company’s vessels; geopolitical conflicts, including future developments relating to the Russia-Ukraine war (including related sanctions and import bans)  and or the Israel-Hamas war; changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs; general domestic and international political conditions; potential disruption of shipping routes due to accidents, piracy or other events; fluctuations in oil prices; the market for the Company’s vessels; competition in the tanker industry; availability and completion of financing and refinancing; the Company’s operating results and capital requirements and the declaration of any future dividends by the Company’s board of directors; charter counterparty performance; any unanticipated delays or complications with scheduled drydockings, or with anticipated installations of scrubbers; ability to comply with covenants in the Company’s financing arrangements; changes in governmental rules and regulations or actions taken by regulatory authorities; the Company’s ability to charter vessels for remaining revenue days during the fourth quarter of 2024 in the spot market;  new or revised accounting pronouncements; general domestic and international political conditions; potential disruption of shipping routes due to accidents, piracy or other events; vessel breakdowns and instances of off-hire; the Company’s operating results and capital requirements, and the declaration of any future dividends by the Company’s board of directors; and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F for the year ended December 31, 2023, for a more complete discussion of these and other risks and uncertainties.

Investor Relations Enquiries:

Mr. Leon Berman	Mr. Bryan Degnan
The IGB Group	The IGB Group
45 Broadway, Suite 1150	45 Broadway, Suite 1150
New York, NY 10006	New York, NY 10006
Tel: 212-477-8438	Tel: 646-673-9701
Fax: 212-477-8636	Fax: 212-477-8636
Email: lberman@igbir.com	Email: bdegnan@igbir.com